UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-19914

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE RESTATED COTT USA 401(K)

SAVINGS & RETIREMENT PLAN

5519 West Idlewild Avenue

Tampa, Florida 33634

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COTT CORPORATION

6525 Viscount Road Mississauga, Ontario	5519 West Idlewild Avenue Tampa, Florida 33634

The Restated Cott USA 401(k) Savings & Retirement Plan

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

The Restated Cott USA 401(k) Savings & Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) and Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida
July 14, 2011

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value	$39,463,159	$31,321,040
Notes receivable from participants	2,019,021	1,716,076
Due from brokers	—	43,011
Participant contributions receivable	304,645	76,285
Employer contributions receivable	168,171	41,881

	41,954,996	33,198,293

Liabilities
Due to brokers	—	40,553
Excess contributions payable to participants	8,270	30,110

Net assets available for benefits at fair value	41,946,726	33,127,630

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contracts (Note 2)	99,105	140,727

Net Assets Available for Benefits	$42,045,831	$33,268,357

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009

Additions to net assets attributed to
Participant contributions	$3,004,838	$2,594,731
Employer contributions	1,335,952	1,307,670
Rollover contributions and other deposits	404,713	130,615
Investment income	433,389	441,587
Other income	128,931	—
Interest income on notes receivable from participants	78,092	92,813
Net appreciation in fair value of investments	3,090,500	8,187,512

Total additions	8,476,415	12,754,928

Deductions from net assets attributed to
Benefits paid to participants	3,268,817	3,319,688
Administrative costs	119,638	134,403

Total deductions	3,388,455	3,454,091

Net increase in net assets available for benefits before transfers	5,087,960	9,300,837

Transfers from other plans (Note 1)	3,689,514	—

Net increase in net assets available for benefits	8,777,474	9,300,837

Net Assets Available for Benefits
Beginning of year	33,268,357	23,967,520

End of year	$42,045,831	$33,268,357

The accompanying notes are an integral part of these financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

General

The following description of The Restated Cott USA 401(k) Savings & Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution savings and investment plan under Section 401(k) of the Internal Revenue Code (“IRC”) covering substantially all full-time employees 18 years or older who have completed six months of service with Cott Beverages, Inc. (formerly Cott Beverages USA, Inc.), a wholly-owned subsidiary of Cott Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective February 15, 2010, the Company changed the Plan’s trustee and custodian from Wachovia Retirement Services Company (“Wachovia”) to New York Life Retirement Services (“NY Life”). The Company also merged the Cott Beverages San Bernardino Savings and Retirement Plan (“San Bernardino”) and The Cott USA St. Louis 401(k) (“St. Louis”) Plan with and into the Plan effective February 15, 2010. Total plan assets transferred from the San Bernardino and St. Louis plans were $3,689,514.

Participant Accounts

Participant accounts are credited with units by investment for participant contributions, employer contributions, fund transfers and participant loan repayments. Unit values are calculated daily to reflect the gains or losses of the underlying investments and expenses. Each participant’s account is credited with the participant’s contribution and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the units in the participant’s account by investment multiplied by the appropriate unit values on the valuation date.

Contributions

Participation in the Plan is voluntary. Active participants can contribute up to 30% of earnings, to a maximum of $16,500 for 2010 and 2009 to the Plan in the form of basic contributions. Contributions in excess of those allowed by IRC Section 401(k)(3) are reflected as excess participant contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The Company matches the employee contributions dollar for dollar up to 6% of the participant’s earnings for the years ended December 31, 2010 and 2009. Investment in Cott Corporation Common Stock is optional for Plan participants. Non-matching Company contributions may be made at the discretion of the Board of Directors of the Company. There were no non-matching contributions for the years ended December 31, 2010 or 2009.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is at a rate of 20% for the first year based on eligibility date. A participant is 100% vested after 2 years of credited service.

Investment Options

The Plan provides participants with twenty-three diverse mutual funds, one collective investment trust fund and Cott Corporation Common Stock, as investment options in which to invest their contributions.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Notes Receivable from Participants

Participants may borrow from their accounts up to a maximum of the lesser of $50,000, or 50% of their account balance. The term of the loan shall not exceed 5 years except for loans to purchase a primary residence, in which case the term of the loan shall not exceed 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date of loan origination. Principal and interest is paid ratably through payroll deductions.

Benefit Payments

Vested benefits of retired, disabled, or terminated employees are distributed in several methods as elected by the participant or, when applicable, the participant’s beneficiary. The methods of distribution include single lump-sum payments; or provided the participant’s vested account exceeds $5,000, in periodic monthly, quarterly or annual installments; or in periodic partial-sum payments, in accordance with nondiscriminatory and objective standards and procedures consistently applied by the administrator; or to the extent the participant’s vested account is invested in employer securities, in a single payment in the form of whole shares of stock, with any fractional shares, and the cash and cash equivalent portions of the underlying unitized stock account, being distributed in cash.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Recently Issued Accounting Pronouncements

ASU No. 2010-25 – Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 should be applied retrospectively to all prior periods presented. The Plan adopted the provisions of this update as of January 1, 2010. Accordingly, participant loans as of December 31, 2009 have been reclassified to conform to the 2010 presentation in the accompanying financial statements. The reclassification had no effect on net assets available for benefits.

ASU No. 2011-04 – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 also changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. We will adopt this standard update during the first quarter of 2012. The adoption of this standard update is not expected to have a significant impact on the Plan’s financial statements.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell our asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for further discussion.

As described in Accounting Standards Codification (“ASC”) No. 962-325-35, “Plan Accounting – Defined Contribution Pension Plans,” investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Plan invests in investment contracts through a common collective investment trust. As required by the ASC, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the common collective investment trust as well as the adjustment of the investment in the common collective investment trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Therefore the presentation of the December 31, 2010 and 2009 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant and employer contributions are recorded in the period during which payroll deductions are made from the participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of increases and decreases in net assets during the reporting periods. Actual results could differ from those estimates.

Administrative Costs

Substantially all administrative expenses of the Plan are paid by the Plan. Additionally, participant returns are reported net of investment management fees and other administrative expenses.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan. Upon a complete or partial termination of the Plan, the account of each affected participant will fully vest. The form and timing of payment will be as determined under the Plan at the time of Plan termination.

4.	Tax Status

Effective January 1, 2008, the Plan was amended to provide for as an automatic enrollment 401(k) safe-harbor plan. The Internal Revenue Service has determined and informed the Company by a letter dated July 7, 2010, that the Plan, and the related trust, are designed in accordance with the applicable sections of the IRC and therefore, the Plan is qualified and the related trust is tax exempt under the applicable sections of the IRC.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plan and recognized a tax liability or asset if the examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, 2009 and 2008, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

5.	Forfeitures

Forfeited nonvested amounts at December 31, 2010 and 2009 were $196,529 and $43,195, respectively. These are included in the Plan’s investments and are available to reduce future employer contributions and pay administrative expenses. Forfeited nonvested amounts used to reduce employer contributions and pay administrative expenses were $73,918 and $106,031 for the years ended December 31, 2010 and 2009, respectively.

6.	Common Collective Investment Trust

The New York Life Anchor Account II Fund (the “Anchor Fund”) offered to participants of the Plan is a common collective investment trust fund managed by NY Life. The Anchor Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. Income is accrued daily and reinvested in the fund. The accrual of income is reflected in the fund’s unit price which is priced daily and is not held constant.

The Wachovia Diversified Stable Value Fund (the “Value Fund”) and Wachovia Equity Index Trust Fund (the “Equity Index Fund”), offered to participants of the Plan through December 2010, are collective investment trust funds managed by Wachovia Securities. The Value Fund consists of a diversified portfolio of high quality stable value investment contracts issued by life insurance companies, banks and other financial institutions. The Equity Index Fund consists of a diversified portfolio of high quality equity investments. Income is accrued daily and reinvested in the funds. The accrual of income is reflected in each fund’s unit price which is priced daily and is not held constant.

7.	Related-Party Transactions

Fees paid by the Plan for trustee management services amounted to $73,918 and $94,560 for the years ended December 31, 2010 and 2009, respectively. These fees qualify as party-in-interest transactions and are recorded in administrative costs in the accompanying Statements of Changes in Net Assets Available for Benefits.

The Plan’s investments include shares of Cott Corporation Common Stock and mutual funds managed by the trustee and therefore these transactions qualify as party-in-interest

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

transactions. Shares of Cott Corporation common stock purchased by the Plan during 2010 and 2009 were $1,010,842 and $934,193, respectively. Shares of Cott Corporation common stock sold by the Plan during 2010 and 2009 were $935,386 and $1,393,905, respectively. Additionally, loans to participants qualify as party-in-interest transactions.

8.	Investments

The following tables present the Plan’s investments that represent 5% or more of the Plan’s assets as of December 31, 2010 and 2009:

	2010	2009

New York Life Anchor Account II Fund	$8,693,398	$—
JP Morgan SmartRet 2015 Fund A	2,668,748	—
JP Morgan SmartRet 2020 Fund A	3,943,528	—
JP Morgan SmartRet 2025 Fund A	4,649,355	—
JP Morgan SmartRet 2030 Fund A	3,421,054	—
JP Morgan SmartRet 2035 Fund A	3,342,308	—
JP Morgan SmartRet 2040 Fund A	2,121,183	—
Cott Corporation Common Stock	5,020,327	3,866,013
American Balanced Fund	—	6,416,419
American Funds Growth Fund of America	—	6,396,212
JP Morgan Core Bond Fund Select	—	2,218,134
Wachovia Diversified Stable Value Fund	—	6,606,386

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009

Collective Investment Trust Fund	$153,973	$209,680
Common Stock	565,623	4,244,398
Mutual funds	2,370,904	3,733,434

	$3,090,500	$8,187,512

9.	Fair Value Measurements

ASC No. 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC No. 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and as such are generally categorized as level 1.

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end and as such are generally categorized as level 1.

•	Common Collective Investment Trust fund: Valued based on the fair value of the underlying investments (Refer to Note 2 “Investment Valuation and Income Recognition”).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009. There have been no changes in methodologies used at December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$3,077,249	$—	$—	$3,077,249
International Equity	488,372	—	—	488,372
Fixed Income	250,518	—	—	250,518
Balanced	21,811,142	—	—	21,811,142
Money Market	122,153	—	—	122,153
Common Stock	5,020,327	—	—	5,020,327
Common Collective Investment Trust	—	8,693,398	—	8,693,398

Total assets at fair value	$30,769,761	$8,693,398	$—	$39,463,159

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$10,436,280	$—	$—	$10,436,280
International Equity	805,999	—	—	805,999
Fixed Income	2,818,511	—	—	2,818,511
Balanced	6,416,419	—	—	6,416,419
Common Stock	3,866,013	—	—	3,866,013
Common Collective Investment Trust	—	6,977,818	—	6,977,818

Total assets at fair value	$24,343,222	$6,977,818	$—	$31,321,040

This table has been restated to conform to ASU 2010-25.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500, which was prepared on a cash basis, as of December 31, 2010 and 2009:

	2010	2009

Net Assets Available for Benefits per the financial statements	$42,045,831	$33,268,357
Less: Current year participant contributions receivable	(304,645)	(76,285)
Less: Current year employer contributions receivable	(168,171)	(41,881)
Plus: Current year excess contributions payable to participants	8,270	30,110
Less: Adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	(99,105)	(140,727)

Net Assets Available for Benefits per Form 5500	$41,482,180	$33,039,574

The Restated Cott USA 401(k) Savings & Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of additions to net assets per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Participant contributions per the financial statements	$3,004,838	$2,594,731
Plus: Additional prior year excess contributions payable to participants	(30,110)	217
Plus: Current year excess contributions payable to participants per the financial statements	8,270	30,110
Plus: Prior year participant contributions receivable	76,285	164,843
Less: Current year participant contributions receivable	(304,645)	(76,285)

Participant contributions per Form 5500	$2,754,638	$2,713,616

Employer contributions per the financial statements	$1,335,952	$1,307,670
Plus: Prior year employer contributions receivable	41,881	129,751
Less: Current year employer contributions receivable	(168,171)	(41,881)

Employer contributions per Form 5500	$1,209,662	$1,395,540

The following is a reconciliation of Net appreciation in fair value of investments per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	2010	2009

Net appreciation in fair value of investments per the financial statements	$3,090,500	$8,187,512
Plus: Prior year adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	140,727	329,648
Less: Current year adjustment from contract value to fair value for interest in collective investment trust relating to fully benefit-responsive investment contracts	(99,105)	(140,727)

Net appreciation in fair value of investments per Form 5500	$3,132,122	$8,376,433

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2010	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value

*	New York Life Anchor Account II Fund	Collective Investment Trust Fund	N/A	$8,693,398
	Columbia Strategic Fund A	Mutual Fund	N/A	195,344
	JP Morgan Core Bond Fund A	Mutual Fund	N/A	250,518
	JP Morgan SmartRet Income A	Mutual Fund	N/A	25,118
	JP Morgan SmartRet 2010 Fund A	Mutual Fund	N/A	629,302
	JP Morgan SmartRet 2015 Fund A	Mutual Fund	N/A	2,668,748
	JP Morgan SmartRet 2020 Fund A	Mutual Fund	N/A	3,943,528
	JP Morgan SmartRet 2025 Fund A	Mutual Fund	N/A	4,649,355
	JP Morgan SmartRet 2030 Fund A	Mutual Fund	N/A	3,421,054
	JP Morgan SmartRet 2035 Fund A	Mutual Fund	N/A	3,342,308
	JP Morgan SmartRet 2040 Fund A	Mutual Fund	N/A	2,121,183
	JP Morgan SmartRet 2045 Fund A	Mutual Fund	N/A	654,966
	JP Morgan SmartRet 2050 Fund A	Mutual Fund	N/A	355,580
	Columbia Large Cap Index Z	Mutual Fund	N/A	203,943
	MFS Total Return Fd Cl R3	Mutual Fund	N/A	304,941
	American Century Heritage A	Mutual Fund	N/A	365,873
	Davis New York Venture Fund(A)	Mutual Fund	N/A	380,393
	Pru Jennison Small Company A	Mutual Fund	N/A	251,806
	MainStay ICAP Select Equity R2	Mutual Fund	N/A	361,753
	MainStay Large Cap Growth R2	Mutual Fund	N/A	420,858
	Perkins Mid Cap Value Fund (S)	Mutual Fund	N/A	161,820
	Invesco VK Small Cap Value A	Mutual Fund	N/A	430,518
	American EuroPacific Growth R3	Mutual Fund	N/A	488,372
*	Cott Corporation Common Stock	Common Stock	N/A	5,020,327
	MainStay Cash Reserves Fund I	Mutual Fund	N/A	122,153
*	Participant Loans ***	Interest rates of 4.25% to 9.5%	N/A	2,019,021

				$41,482,180

*	Party-in-interest defined by ERISA.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of any time before the last day of the Plan’s fiscal year, with certain exceptions. Cost information may be omitted with respect to the participant directed investment.
***	Participant Loans have maturity dates ranging from 2011 to 2017.

See Report of Independent Registered Certified Public Accounting Firm.

The Restated Cott USA 401(k) Savings & Retirement Plan
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2010	Schedule II

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VCFP) and Prohibited Transaction Exemption 2002-51
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside National Family Caregiver Program	Contributions Pending Correction in VCFP
$730,056	$—	$730,056	$—	$730,056

See Report of Independent Registered Certified Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Restated Cott USA 401(k) Savings & Retirement Plan

Date: July 14, 2011	By:	/s/ Brian Mangan
Brian Mangan VP Finance Cott Corporation